

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2011

Mr. Michael Mazzoni
Chief Financial Officer
OPTi Inc.
3430 West Bayshore Road
Palo Alto, California 94303

      Re: OPTi Inc.
              Form 10-K for the year ended March 31, 2010
              File No. 000-21422

Dear Mr. Mazzoni:

      We have completed our review of your filings and do not have any further comments at this time.

                          Sincerely,

                          Jeff Jaramillo
                          Accounting Branch Chief